THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT

OF

HOME TO HARMONY PRODUCTIONS SPV, LLC

This Amended and Restated Operating Agreement (this "Agreement") of Home to Harmony Productions SPV, LLC, a Delaware limited liability company (the "Company"), dated March 24, 2025 ("Effective Date"), is entered into by and among the parties listed on the signature pages hereto and those Members as set forth on the Members Schedule (as defined below), and all other Persons who become parties hereto as Members in accordance with the terms hereof.

RECITALS

A. On December 11, 2024, the Company was formed by filing a Certificate of Formation with the Delaware Secretary of State.

B. On December 11, 2024, the Operating Agreement of the Company was reviewed, adopted, approved and ratified by the Initial Member of the Company as the Operating Agreement of the Company (the "Initial Operating Agreement").

C. The Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(6) of the Securities Act ("Regulation Crowdfunding").

D. The Company will undertake the limited purpose of acquiring and holding securities issued by Home to Harmony Productions, LLC, a Delaware limited liability company (the "Co-Crowdfunding Issuer") (such issuance of securities, the "Home to Harmony Financing").

E. In furtherance of the Home to Harmony Financing, the Company intends to raise up to Five Million Dollars ($5,000,000) in reliance on Regulation Crowdfunding through the issuance of Common Class CF Units of the Company (the "Crowdfunding Offering").

F. The Crowdfunding Offering contemplates that those parties who purchase Common Class CF Units in the Crowdfunding Offering will be admitted as Common Class CF Members of the Company pursuant and subject to the terms of this Agreement.

G. The parties hereto desire to amend the Initial Operating Agreement and enter into this Agreement in order to, among other things, delineate each Member's respective rights and obligations as Members, to provide for the Company's management and to provide for certain other matters, all as permitted under the Act.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means the Limited Liability Company Act of the State of Delaware, as may be amended on one or more occasions.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Delaware are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.2.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Certificate" means the Certificate of Formation filed with the Delaware Secretary of State to organize the Company as a limited liability company, including any amendments.

"Change of Control" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Common Class A Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision(s) of succeeding law.

"Common Class CF Units" shall have the meaning set forth under Section 3.1 hereof. The number of Common Class CF Units held by each Member shall be set forth on each Member Schedule.

"Company" shall mean Home to Harmony Productions SPV, a Delaware limited liability company.

"Covered Person" means each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, officer, employee, agent, or representative of the Company.

"Family Member" means, a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Member, and includes adoptive relationships.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Manager" means Harmony Productions Inc., a Delaware corporation.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company.

"Membership Interest" or "Interest" means, as to each Member, such Member's interest and ownership in the Company, including, without limitation, a Member's share, if any, of the Profits and Losses of, and the right to receive distributions from, the Company and the right to participate in the management of and vote on matters coming before the Company under the terms and provisions hereof.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Subscription Agreement" means that certain Common Class CF Unit Subscription Agreement in such form(s) as the Manager may from time to time determine, as completed and executed by such Person and delivered by such Person to the Company, pursuant to which such Person (a) subscribes for Common Class CF Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means the designation which the Company has established to represents an Interest of the Company, including any and all benefits to which the holder of such Interest may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement. As of the Effective Date, there is only one (1) class of Units, Common Class CF Units, in an amount authorized for issuance as set forth in Section 3.1.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Organization. Pursuant to the Act, the Company was formed under the laws of the State of Delaware by filing the Certificate of Formation with the Secretary of State of the State of Delaware and such filing is ratified by the Members by entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2.   Registered Agent. The name and address of the agent for service of process of the Company designated in the Certificate of Formation is Paracorp Incorporated, 2140 S. Dupont Hwy, Camden, Delaware 19934 (County of Kent). The agent for service of process of the Company may be changed from time to time by the Manager, subject to applicable law.

2.3.   Names and Addresses of Members. The full names and street addresses of the Members of the Company will be recorded and tracked on a ledger in the books and records of the Company (the "Members Schedule"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Units in accordance with this Agreement.

2.4.   Business Purpose. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and disposing of the securities issued by the Co-Crowdfunding Issuer pursuant to the Home to Harmony Financing and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

2.5.   Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6.   Units. Each Common Class CF Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The Company shall maintain the Members Schedule and the amount and series of Common Class CF Units held by the Members.

2.7.   Authorization of Units. The Company is hereby authorized to issue one (1) class of Units: Common Class CF Units. The Common Class CF Units issued and outstanding will be recorded and tracked

4

on the Members Schedule. Additionally, the Manager may engage a registered transfer agent to maintain the Members Schedule.

2.8. Membership Certificates. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Manager in its sole and absolute discretion.

2.9. Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Manager, or the Manager shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 2.4 shall be paid solely by the Manager.

ARTICLE 3
MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1. Members' Contributions; Issuance and Sale of Units.

(a) As of the date of this Agreement, the Company has authorized five million (5,000,000) Units for issuance. The Units shall be comprised, initially, of five million (5,000,000) Common Class CF Units, which shall be the Interests owned and held or to be owned and held by the Common Class CF Members. Except as otherwise provided herein, the Manager may increase or decrease the number of Units authorized by the Company as well as the designation of the classes of any Units.

(b) As of the Effective Date, there are issued and outstanding none of the Common Class CF Units, as the same shall be updated from time-to-time. Up to five million (5,000,000) Common Class CF Units are being made available for issuance through the Crowdfunding Offering, and Common Class CF Members shall be admitted by the Company upon any closing of the Common Class CF Units. The Common Class CF Members shall hold no voting rights with respect to any Common Class CF Units.

(c) Each Common Class CF Member purchasing Common Class CF Units shall make payment of the Purchase Price (as defined in the Subscription Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such Member's respective Subscription Agreement. Common Class CF Members may only be natural persons. In connection with the making of such Purchase Price, each Common Class CF Member shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable to effect such admission, including, without limitation, the execution of a Subscription Agreement and a signed counterpart of this Agreement, which shall be unconditional and binding on a person when submitted.

(d) The Manager is authorized to cause the Company to offer, sell and issue Common Class CF Units on an ongoing basis, and to admit Persons as Members, in one or more closings at such time(s) as the Manager may determine, except that the Manager may not cause the Company to offer, sell, or issue Common Class CF Units in the Company in a manner inconsistent with this Agreement or to any Person who has failed to execute a Subscription Agreement or other document under which such Person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

3.2. Capital Accounts. An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations as amended from time to time, including Regulation Section 1.704-1(b)(2)(iv). The Manager is authorized to modify the manner which the Capital Accounts are maintained in accordance with the terms of this Agreement.

3.3.   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.4.   <u>Return of Capital Contributions</u>. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his, her or its capital contributions or to be paid interest in respect to either his, her or its capital contributions.

3.5.   <u>Voting</u>. No person shall be entitled to exercise any voting rights as a Member until such person shall have been admitted as a Member. The Securities do not provide the holders thereof a right to vote. As such, except as required by a non-waivable provision of the Act and/or 17 CFR 227, the Common Class CF Members are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Common Class CF Units or otherwise.

3.6.   <u>Withdrawal or Resignation of a Member</u>. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager's sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

3.7.   <u>Expulsion of a Member</u>. A Member may be expelled from the Company by the Manager for Cause.

3.8.   <u>Admission of Additional Members</u>. Subject to compliance with applicable law, the Manager may admit additional Members to the Company from time to time upon such terms and conditions as it may determine in its sole discretion, and any such additional Members shall be granted Common Class CF Units and may participate in the management, Profits and Losses, and other terms as the Manager may fix.

3.9.   <u>Other Activities of Members; Business Opportunities</u>. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures or businesses.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1.   <u>Allocation of Profits and Losses</u>. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to <u>Section 4.4</u>.

4.2.   <u>Special Allocations</u>. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a)	Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b)	Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c)	Section 704(c) Allocation. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d)	Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e)	Adjustments for Special Allocations. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3.	Liability of Members. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.4.	Distributions. In the event that any distributable cash or other assets are received by the Company from the Manager, the Manager shall make such distributions promptly to the holders of the Common Class CF Members in proportion to their respective Interests. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distributions to Members if such distribution would violate the Act or other applicable law.

4.5.	Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

4.6.	Substantial Economic Effect. The various provisions of this Article 4 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.	Accounting Methods; Fiscal Year. The Profits and Losses of the Company will be accounted for on a basis reasonably determined by the Manager. All decisions as to accounting matters shall be made by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the same as that of the Co-Crowdfunding Issuer and of the Manager.

5.2.	Books and Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours. In addition to the foregoing, the Company shall maintain the following at its principal office: (a) a current list of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; and (d) copies of this Agreement and any amendments thereto.

5.3.	Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

5.4.	Company Representative. The Company must designate a representative with a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 ("Company Representative"). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. The Manager is designated to serve as the Company Representative. If the Manager becomes unwilling or unable to serve for any reason, the Manager shall promptly appoint another Member to serve as Company Representative in accordance with Code requirements. The Company will reimburse the Company Representative for reasonable expenses incurred while acting within the scope of the Company Representative's authority.

5.5.	Obligations and Discretion as to Tax Matters. The Company Representative shall inform all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members.

5.6.	Company Representative to Preserve Tax Classification. Unless the Manager elects not to be treated as a partnership for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business.

5.7.   Coordination with TEFRA Audit Rules. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8.   Election under Code Section 6221(b). The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9.   Consistent Treatment. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

5.10.   Adjustment in Future Tax Years. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action.

5.11.   Tax Elections. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12.   Legal and Accounting Costs for Tax Matters. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

5.13.   Tax Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company, the Company Representative, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocated to such Member. The provisions of this 5.13 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.13.

5.14.   Tax Examinations and Audits. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1. <u>Management of the Company</u>.

(a) <u>General Powers</u>. Except as otherwise herein expressly provided, the Members shall not take part in the management or control of the Company business, and shall not be entitled to participate in, approve or vote on Company matters. Subject to all other provisions of this Agreement, the Manager shall have sole and complete authority over the business and affairs of the Company, be responsible for the day-to-day management of the Company's business, and shall operate its business for the benefit of all Members. The Manager shall have all rights, duties, powers and authority afforded to a manager of a company under the Act.

(b) <u>Limitations on Power of the Manager</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Co-Crowdfunding Issuer regarding the Home to Harmony Financing pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(1) Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(2) Using the proceeds from the sale of the Common Class CF Units for any purpose other than to purchase the securities pursuant to the Home to Harmony Financing.

(3) Receiving any compensation, other than reimbursement of expenses as provided for in Section 2.9.

(4) Maintaining a different fiscal year end than the Co-Crowdfunding Issuer.

(5) Making any loan or advance to, or a capital contribution or investment in, any Person.

(6) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(7) Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

6.2. <u>Activities of the Manager</u>. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.3. <u>Performance of Duties; Reliance</u>. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

6.4.   <u>Competing Activities</u>. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company's business. Neither the Company nor the Manager or any Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Manager or the other Members even if the opportunity is one of the character that, if presented to the Company, the Manager or the other Members, could be taken by the Company, the Manager or any of the other Members. The Manager and the Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they may otherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms and conditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

6.5.   <u>Transactions between the Company and the Manager</u>. Notwithstanding that it may constitute a conflict of interest, the Manager may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of performing them and in similar transactions between parties operating at arm's length. A transaction between the Manager, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.

6.6.   <u>Manner of Acting</u>. The Manager may act with respect to any matter within the scope of its authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as he or she determines to be appropriate under the circumstances.

(a)   <u>Special Meetings</u>. Special meetings may be called by any Manager at any time.

(b)   <u>Written Consent</u>. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

(c)   <u>Telephonic Meetings</u>. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

(d)   <u>Quorum</u>. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

6.7.   <u>Discretion of the Manager; Limitation of Liability</u>. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud or intentional misrepresentation of funds committed in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Act, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 7
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

7.1.   <u>Transfers</u>. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's Membership Interest in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, a Member may Transfer that Member's Interest to (a) any Affiliate of the Member, or (b) (i) a Family Member of the Member, (ii) a trust controlled by the Member, (iii) a trust created for the benefit of a Family Member of the Member, or (iv) a Family Member in connection with the death or divorce of the Member; *provided, however*, that any Member who Transfers Units pursuant to this Section 7.1 shall remain bound by the provisions of this Article 7, and *provided further* that the Transferred Units shall remain subject to the provisions of this Agreement in the hands of the transferee.

7.2.   <u>Encumbrances</u>. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

7.3. New Members. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

7.4. Mandatory Conditions to Transfer. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer:

(a) The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by the Manager;

(b) The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(c) The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(d) The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.5. Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

ARTICLE 8
LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1. Exculpation of Covered Persons.

(a) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct.

(b) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Profits and Losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

8.2.   Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

8.3.   Indemnification.

(a)   To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Liabilities") to which such Covered Person may become subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (b) the fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b)   Entitlement to Indemnity. The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Liabilities covered by the foregoing indemnification provisions and to otherwise cover Liabilities for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Liabilities hereunder. If any Covered Person recovers any amounts in respect of any Liabilities from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Liabilities.

(d)   Funding of Indemnification Obligations. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e)   Savings Clause. If this Section 8.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.3 to the fullest extent permitted by any applicable portion of this Section 8.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

(f)   Survival. The provisions of this Article 8 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 9
BUY-SELL PROVISIONS

9.1.   Drag-Along.

(a)   In the event the Manager approves a Change of Control in accordance with this Agreement, specifying that this Section 9.1 shall apply to such transaction, then each Member hereby agrees:

(1)   if such Change in Control requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to the Company's governance documents required in order to implement such Change of Control), and (B) in

opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control;

(2) if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

(3) to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 9.1, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(4) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(5) not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(6) if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

(b) Notwithstanding the foregoing, no Member will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(1) any representations and warranties to be made by such Member in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(2) Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members); and

(3) the liability for indemnification, if any, of such Member in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents).

(c) Each Member hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 9.1, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

ARTICLE 10
INVESTMENT REPRESENTATIONS

The Common Class CF Members hereby represent and warrant to, and agrees with, the Manager, the other Members and the Company as follows:

10.1. Information Reviewed. Such Member has received and reviewed the applicable Subscription Agreement and all other information such Member considers necessary or appropriate for deciding whether to purchase the Units. Such Member has had an opportunity to ask questions and receive answers from the Company and its Manager, officers, and employees regarding the terms and conditions of purchase of the Units and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member. Such Member has relied only on the information received, and represents and warrants that no written or oral representation or information that is in any way inconsistent with such information has been made or furnished to such Member or to such Member's purchaser representative in connection with the offering of the Units.

10.2. Tax Consequences. Such Member has been advised to consult with his, her or its own advisors regarding all legal and tax matters concerning its acquisition of Units and has done so to the extent it considers necessary or appropriate. None of the Company, the Manager, the Company Representative, nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to the Member of an investment in the Company. Such Member will look solely to, and rely upon, its own advisers with respect to the tax consequences of its investment in or acquisition of Units.

10.3. <u>Representations and Warranties</u>. All representations, warranties, and statements made by the Member in the Subscription Agreement, were true, correct, and complete when made, and are true, correct, and complete as of the date of this Agreement. Each Member agrees that the representations, warranties, statements, covenants, and agreements made by the Member in the Subscription Agreement are hereby incorporated into this Agreement by reference, and remain fully binding on said Member.

10.4. <u>Legends</u>. Each Member understands that the certificates, if any, evidencing the Units may bear the following legend (and any legend required by applicable securities laws):

"THE UNITS OF HOME TO HARMONY PRODUCTIONS SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY, REPRESENTED BY THIS CERTIFICATE, HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM. ANY TRANSFER OF UNITS IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH IN THE OPERATING AGREEMENT OF HOME TO HARMONY PRODUCTIONS SPV, LLC DATED AS OF MARCH 24, 2025, AS IT MAY BE AMENDED FROM TIME TO TIME."

ARTICLE 11
GENERAL PROVISIONS

11.1. <u>Title to Company Property</u>. Except as provided in the next sentence of this <u>Section 11.1</u>, all real and personal property acquired by the Company shall be acquired and held by the Company in its name. The Manager may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Manager may cause title to be acquired and held in its name or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company, and all of that property shall be treated as Company property.

11.2. <u>Assurances</u>. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

11.3. <u>Notices</u>. Any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly delivered to another party only if served either personally by overnight courier service, by facsimile or email transmission or if deposited in the United States first class mail, certified return receipt requested, postage prepaid at the address, facsimile numbers and email addresses set forth on the Members Schedule next to each Member's name. If such notice, demand or other communication is served personally, service shall be conclusively deemed made at the time of such personal service. If such notice is sent by facsimile transmission, email or overnight courier service, service shall be conclusively deemed made at the time of written confirmation of receipt, if on or before 5:00 p.m. local time on a legal business day at the place of receipt, and if not, then on the next legal business day thereafter. If such notice, demand or other communication is given by mail, service shall be conclusively deemed made on the date shown on the return receipt. Any party to this Agreement may change its address for the purpose of receiving notices, demands and other communications as provided in this section by delivering written notice in the manner set forth in this section to the other parties to this Agreement.

11.4.   Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy such injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured shall be entitled to seek (in addition to any other remedies which may be available to that party) one or more preliminary or permanent orders (a) restraining and enjoining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach.

11.5.   Entire Agreement; Amendment; Waiver. This Agreement and the Subscription Agreement constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede any and all prior agreements, understandings, negotiations, and discussions of the parties, whether oral or written. Subject to the express provisions of this Agreement, no amendment, modification or waiver of this Agreement shall be binding unless approved in writing by the Manager. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly so provided in writing.

11.6.   Applicable Law; Arbitration; Waiver of Jury Trial; Attorney's Fees. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflict of laws, and the rights, duties, and obligations of the Members shall be as stated in the Act except as provided herein. All actions or proceedings arising out of or relating to this Agreement, the breach thereof, the matters hereunder or the interpretation or enforcement of any of the terms or conditions contained in this Agreement ("Proceeding") will be resolved, by submitting the Proceeding to binding arbitration under the American Arbitration Association for arbitration under its Commercial Dispute Rules. Such arbitration will be held solely in County of Kent, Delaware. THE PARTIES HEREBY WAIVE THEIR RIGHT TO JURY TRIAL WITH RESPECT TO ALL CLAIMS AND ISSUES ARISING OUT OF OR RELATING TO THIS AGREEMENT WHETHER SOUNDING IN CONTRACT OR TORT AND UNDERSTAND THAT SUCH WAIVERS ARE VALID UNDER THE GOVERNING LAW. The parties hereby consent to and grant any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 11.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. The prevailing party in any arbitration, lawsuit or other legal proceeding brought as a result of a breach by any party of this Agreement, or to enforce any party's rights under this Agreement, or pertaining to the subject matter of this Agreement, or otherwise relating to this Agreement, shall be entitled to recover its costs, including reasonable outside attorneys' and expert fees, incurred therein.

11.7.   Word Meanings; Headings. In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa unless the context otherwise requires.

The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

11.8.   Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

11.9.   Successors; No Third-Party Rights. This Agreement will bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, no rights or obligations of a Member will be assignable and any purported assignments not so permitted will be void ab initio. Nothing expresses or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 11.9.

11.10.   Power of Attorney.

(a)   Appointment of Attorney-in-Fact. Each Member by its execution of the Subscription Agreement of the Company irrevocably makes, constitutes and appoints the Manager as its true and lawful agent and attorney-in-fact, with full power of substitution to its Affiliates and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file: (i) this Agreement; (ii) any amendment or waiver of any provision of this Agreement that has been adopted or made as herein provided; (iii) all certificates and other instruments deemed advisable by the Manager to comply with the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a limited liability company or other entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (iv) all instruments that the Manager deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement that does not require the approval or consent of such Member; (v) all conveyances and other instruments or papers deemed advisable by the Manager, to effect the dissolution and termination of the Company pursuant to the provisions of this Agreement; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; and (vii) all other instruments or papers not inconsistent with the terms of this Agreement which may be required by law to be filed on behalf of the Company.

(b)   Nature and Exercise of Power of Attorney. With respect to each Member, the foregoing power of attorney:

(i)   is coupled with an interest, shall be irrevocable and shall survive the incapacity or bankruptcy of such Member; and

(ii)   may be exercised by the Manager either by signing separately as attorney- in-fact for such Member or, after listing all of the Members executing an instrument, by a single signature of the Manager acting as attorney-in-fact for all of them.

(iii)   shall survive the delivery of an assignment by such Member of the whole or any fraction of its interest; except that, where the assignee of the whole of such Member's interest has been approved by the Manager for admission to the Company as a substituted Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

11.11. <u>Interpretation</u>. Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement. Each party hereto and its counsel has had an opportunity to review and suggest revisions to the language of this Agreement. Accordingly, no provision of this Agreement shall be construed for or against or interpreted to the benefit or disadvantage of any party by reason of any party having or being deemed to have structured or drafted such provision.

11.12. <u>Severability</u>. The provisions of this Agreement are severable. The invalidity, in whole or in part, of any provision of this Agreement will not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof will be declared invalid or unenforceable, the remaining provisions will remain in full force and effect and will be construed in the broadest possible manner to effectuate the purposes hereof. The parties further agree to replace such void or unenforceable provisions of this Agreement with valid and enforceable provisions that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

11.13. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via mail, overnight courier, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have duly and validly delivered and be valid and effective for all purposes.

11.14. <u>Expenses</u>. The parties will bear all of their own fees and expenses, including, without limitation, fees and expenses of counsel, in connection with the negotiation, preparation and delivery of this Agreement, the Subscription Agreement, and the transactions contemplated hereby.

11.15. <u>Waiver of Potential Conflicts of Interest</u>. Each Member and the Company acknowledges that Versailles Law Corporation ("<u>VLC</u>") is representing the Company and has represented or may have represented or may currently be representing the Manager, the Co-Crowdfunding Issuer and/or one or more of its Affiliates (each, a "<u>Interested Party</u>"). In the course of such representation, VLC has come into possession of confidential information concerning the Company and may have come into possession of confidential information relating to the Manager, the Co-Crowdfunding Issuer and/or one or more of the other Interested Parties. Each Member and the Company acknowledges that VLC is representing more than one party in this transaction, including the Company, the Manager, the Co-Crowdfunding Issuer and/or one or more other Interested Parties. Texas Disciplinary Rules of Professional Conduct, Rule 1.06, California Rules of Professional Conduct, Rule 1.7, promulgated by the State Bar of California and Illinois Supreme Court Rule 1.7, in which VLC attorneys are licensed to practice law, generally prohibit counsel from representing one or more parties in a matter in which the interests of the parties are directly adverse, unless the parties have been advised of such directly adverse interests and consent in writing to our continued representation under the circumstances. By executing this Agreement, each Member and the Company hereby waives any actual or potential conflict of interest which may arise as a result of VLC's representations of such persons and entities and VLC's possession of such confidential information. Each Member and the Company represents that he, she or it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

11.16. <u>Consultation with Attorney</u>. Each Member has been advised to consult with his or her own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

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21

SIGNATURE PAGE TO
OPERATING AGREEMENT OF
HOME TO HARMONY PRODUCTIONS SPV, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

IN WITNESS WHEREOF, and intending to be lawfully bound hereby, the parties hereto have executed this Agreement, or caused this Agreement to be executed, effective as of the Effective Date.

MANAGER AND MEMBER:

HARMONY PRODUCTIONS, INC.,

a Delaware corporation

By: _____

Michael Landon Jr.

Its: President



COUNTERPART SIGNATURE PAGE TO
OPERATING AGREEMENT OF
HOME TO HARMONY PRODUCTIONS SPV, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date set forth below.

If Units are to be held by an individual:

Print Name of Unitholder: _____

_____

(Signature)

Total Purchase Price: _____

If Units are to be held by an entity:

Print Name of Entity: _____

By:_____

(Signature)

Name: _____
Title: _____

Total Purchase Price: _____

ACCEPTED AND AGREED:

HARMONY PRODUCTIONS, INC.,

a Delaware corporation

By: _____

       Michael Landon Jr.

Its: President

                         Date Accepted: _____,
2025